August 6, 2010

VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission (“Commission”)
100 F Street, NE
Washington, DC 20549-4561

RE:	Diodes Incorporated
Form 10-K for fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 002-25577
Dear Mr. Mancuso:
     This letter sets forth the response of Diodes Incorporated (“Diodes” or the “Company”) to the comments in your letter dated July 23, 2010 relating to Diodes’ annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Report”), as such comments were further elucidated in my telephone conversation with the Commission attorney, Mr. Louis Rambo, on August 3, 2010.
     For each reference, your comments have been reproduced below in italics, and Diodes’ response to each comment has been set forth immediately thereafter.
Item 10. Directors, Executive Officers and Corporate Governance, page 53
1.	In future filings, please clarify the principal employment for each of your directors during the last five years. Refer to Item 401(e) of Regulation S-K. If a particular director has been retired for the entire five years, this should be indicated in your disclosure.
     Item 401(e) of Regulation S-K requires, among other things, a company to discuss each director’s business experience during the past five years, including each director’s principal occupations and employment during the past five years.
     After carefully reviewing the description of each directors’ business experience contained in the Report, it is my opinion that the description includes each director’s principal occupations and employment during the past five years in accordance with Item 401(e) of Regulation S-K. In future filings, Diodes will disclose if a particular director has been retired for the entire five years.

Diodes Incorporated
15660 Dallas Parkway, Suite 850, Dallas, Texas 75248 Tel (972) 385-2810 Fax (805) 385-2315
www.diodes.com

Item 11. Executive Compensation, page 53
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.
     Item 402(s) of Regulation S-K requires a company to discuss and analyze its compensation policies and practices for employees generally, including non-executive officers, if, but only if, the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.
     In connection with the preparation of the Report, Diodes’ Board of Directors (the “Board”) reviewed and determined that the Company’s compensation policies and practices for employees generally, including non-executive officers, did not create risks that are reasonably likely to have a material adverse effect on the Company. In reaching this determination, the Board considered the non-exclusive list of situations, in which a compensation program may have the potential to raise material risks, contained in Item 402(s) of Regulation S-K. In particular, the Board concluded that there is no business unit of the Company which:
•	carries a significant portion of the Company’s risk profile;

•	has compensation structured significantly differently from other business units;

•	is significantly more profitable than other business units;

•	has compensation expense, which is a significant percentage of the business unit’s revenues;

•	has compensation policies and practices that vary significantly from the overall risk and reward structure of the Company; and

•	awards cash bonuses upon accomplishment of a task, while the income and risk to the Company from the task extend over a significantly longer period of time.
     In reaching its determination, the Board also noted the following:
•	The Company’s compensation to its employees consists of both fixed (salary) and variable (cash bonus and equity) compensation. The fixed portion of compensation is designed to provide income regardless of the Company’s performance so that the Company’s employees are not incentivized to focus exclusively on performance to the detriment of other important business metrics. The variable portions of compensation are designed to reward both short- and long-term corporate performance. For short-term performance, a cash bonus is awarded to Company’s employees based on the Company’s results, and a cash bonus is awarded to the Company’s executive officers based on the following factors: (1) the Company’s revenue growth compared to that of its served available market (“SAM”); and (2) the Company’s actual profitability compared to its calculated profitability based on a profit fall through factor. For long-term performance,

Diodes Incorporated

equity awards (including stock options and restricted stock units) are granted to the Company’s employees and generally vest over four years. Stock options are only valuable if the stock price increases over time. These variable elements of compensation are a sufficient percentage of overall employees’ compensation to motivate the Company’s employees to produce short- and long-term corporate results, while the fixed element is also sufficiently high that the employees are not encouraged to take unnecessary or excessive risks in doing so.

•	Because the performance measures for determining incentive payments include components measuring both growth and profitability, the Company’s executive officers are encouraged to take a balanced approach that focuses on profitable growth, rather than on growth at any cost.

•	If the Company’s year-end annual revenue and profit growth are not at a level established by the Compensation Committee at the beginning of the year, no amounts are paid under the cash bonus program to the Company’s executive officers. This limitation also encourages executive officers to focus on both expense control as well as growth.

•	The performance measures for determining incentive payments are applicable regardless of business units. This encourages consistent behavior across the organization, rather than establishing different performance metrics depending on the employee’s position in the Company or the business unit to which he or she belongs.

•	The Company maintains strict internal controls over the calculation of the performance measures for determining incentive payments so as to insulate such measures from manipulation by any employee. For example, the Company’s revenue growth compared to that of its SAM is determined by reference to World Semiconductor Trade Statistics, a leading tracking service for the worldwide semiconductor industry. Furthermore, the Company continuously tracks the sales to and inventory of its distributors, and compares the same to historical performance, to ensure that the Company’s net sales reflect actual customer demand. In addition, all employees are required to attest to the Company’s Code of Business Conduct, which emphasizes the need to maintain accurate books and records.

•	The Company’s cash bonus program has been based upon the performance measures described above for many years, and the Board has seen no evidence that it encourages unnecessary or excessive risk taking.

Diodes Incorporated

Exhibits
3.	We note that the credit agreement with Bank of America as exhibit 10.1 to your Form 8-K filed December 2, 2009 appears to be missing schedules 2.01, 5.05 and 5.06. Please refile this agreement with all attachments, or advise us of why it is appropriate to omit this information
     On behalf of Diodes and per my telephone conversation with Mr. Rambo on August 3, 2010, I confirm that Diodes will refile the credit agreement with Bank of America, N.A. with all applicable attachments as an exhibit to Diodes’ Quarterly Report on Form 10-Q to be filed with the Commission on August 6, 2010.
     Diodes acknowledges that:
•	Diodes is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Diodes may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments on the foregoing response, please do not hesitate to call me directly at (972) 385-2829.

Sincerely yours,

/s/ Rick F. Yeh

Rick F. Yeh
In-house Counsel

Diodes Incorporated